UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2021

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated March 4, 2020.

The information included in this Report on Form 6-K (including Exhibit 99.1 hereto) that is furnished shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. In addition, the information included in this Report on Form 6-K (including Exhibit 99.1 hereto) that is furnished shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference into such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports financial results for full year 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: 4 March, 2021

Pharming Group reports financial results for full year 2020

Leiden, The Netherlands, 4 March 2021: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/Nasdaq: PHAR) presents its preliminary (unaudited) financial report for the full year ended 31 December 2020.
•The Company will hold an analyst conference call at 13.30 CET/07.30 EST today. Dial in details can be found on page 7 of this report
•The Company will also hold a webinar at 19:00CET to review the year in more detail. Registration details can be found on the Company’s website: www.pharming.com
•In connection with the Company’s recent Nasdaq listing, Pharming’s Annual Report and 20-F filing will be simultaneously published on the 6 April 2021

Financial Summary

Amounts in €m except per share data	2020	2019	% Change
Consolidated Income Statement
Revenues	185.7	169.0	9.9%
Gross profit	165.1	147.7	11.8%
Operating profit	67.4	60.9	10.7%
Finance cost, net	(28.5)	(14.4)	96.9%
Income tax expense	(6.6)	(10.5)	(36.9%)
Profit for the year	32.7	36.2	(9.8%)
Consolidated Balance Sheet
Cash and cash equivalents (including restricted cash)	168.3	68.6	145.3%
Share Information
Basic earnings per share (€)	0.051	0.058	(12.1%)
Fully-diluted earnings per share (€)	0.048	0.054	(11.1%)

Financial highlights
•Revenues for the full year increased by 9.9% to €185.7 million (FY2019: €169.0 million), primarily driven by sales growth of RUCONEST® (recombinant human C1 inhibitor) in the US
•Revenues in the US increased €48.1 million in Q4 to €177.4 million (FY2019: €162.7 million) driven by seasonally strong demand and some COVID-19 related additional ordering by patients in Q4 2020, despite significant negative currency effects from the weakened US Dollar versus the Euro
•As result of the strong US sales performance in Q4 2020, the net sales level that triggers the payment of the final $25 million milestone to Bausch Health Inc. has been achieved.

The payment of this final milestone will take place in Q2 2021 and concludes all obligations under the agreement with Bausch Health Inc.
•Revenues in Europe and RoW increased by 69% to €8.3 million (FY2019: €4.9 million), driven by increasing demand in Q3 and Q4 2020 and as the Company continues to build out its EU commercial infrastructure and expands into new territories following the re-acquisition of EU rights for RUCONEST® from Swedish Orphan Biovitrum AB (Sobi).
•Gross profit increased 11.8% to €165.1 million (FY2019: €147.7 million), due to increased sales in the US and EU, coupled with economies of scale in manufacturing, leading to lower cost of sales.
•Operating profit improved strongly to €67.4 million (FY2019: €60.9 million), an increase of 10.7% despite an increase in clinical and R&D activity
•Net profit of €32.7 million represented a decrease of 9.8% (FY2019: €36.2 million). This despite an increase in operating profit and reflects a significant increase in finance cost of €13.9 million. This was mainly caused by negative currency effects (€12.6 million).
•Cash and cash equivalents, together with restricted cash increased to €168.3 million at the year end, compared with €68.6 million for the year ended 31 December 2019. This was mainly due to strong cash flow from operating activities and proceeds from the issue of a convertible bond which were partly offset by the repayment of loans.

Operational highlights
•Approval of second production facility for RUCONEST® starting material by the European Medicines Agency (EMA) and US Food and Drug Administration (FDA)
•Received European Commission (EC) approval to treat acute HAE attacks in children with RUCONEST®. This followed a positive opinion and recommendation from the EMA’s Committee for Medicinal Products for Human Use on the extension of the indication for RUCONEST®
•Received EC grant of orphan drug designation for leniolisib for the treatment of APDS, based on a positive opinion from the EMA’s Committee for Orphan Medicinal Products
•Announced positive results from a compassionate use study in patients with confirmed SARS-CoV-2 infections hospitalized with related severe pneumonia that were treated with RUCONEST®. Results were subsequently published in Frontiers in Immunology
•Initiated two studies into the use of RUCONEST® in the prevention of severe SARS-CoV-2 infections in patients hospitalized with related severe pneumonia across Switzerland and the US, as well as in Brazil and Mexico
•Successfully completed a secondary listing of American Depositary Shares (ADS) on the Nasdaq Global Market
•Appointed Jeroen Wakkerman as Chief Financial Officer
•In addition to a corporate governance change from a two-tier board to a one-tier board structure, Barbara Yanni and Mark Pykett were appointed as Non-Executive Directors of the Board, and Deborah Jorn succeeded Juergen Ernst as Vice-Chair of the Board

•Accepted into the Euronext Amsterdam MidKap index (AMX)

Chief Executive Officer, Sijmen de Vries, commented:
“We are pleased to announce continued growth during 2020, especially, having achieved a net sales level that requires the payment of the final $25 million milestone to Bausch Health Inc. significantly earlier than originally anticipated and despite the impact of the COVID-19 pandemic on sales and marketing activities. Strong growth in our operating result was also achieved, despite a significant decrease in exchange rate of the US dollar versus the Euro.
We have also continued to deliver regulatory and clinical progress, despite the pandemic causing an initial halt in development across our existing pipeline, through the approval of RUCONEST® to treat children with HAE attacks and the grant of orphan drug designation for leniolisib for the treatment of APDS, both by the European Commission, as well as the initiation of two studies into the use of RUCONEST® for the prevention of severe complications of SARS-CoV-2 infections.
In addition, we remain focused on building on our solid foundations to deliver long-term growth. In line with this strategy, we successfully refinanced the Company early in the year, under very favorable terms, received EMA and FDA approval of our second RUCONEST® starting material production facility and implemented plans to expand our in-house processing capability.
Lastly, at the end of the year, we completed a secondary listing of American Depositary Shares on the Nasdaq Global Market, which we believe will enable us to accelerate our growth strategy to deliver significant value to our patients and other stakeholders.”

About Pharming Group N.V.
Pharming Group N.V. is a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs.
The flagship of our portfolio is our recombinant human C1 esterase inhibitor, or rhC1INH, franchise. C1INH is a naturally occurring protein that down regulates the complement cascade in order to control swelling in affected tissues.
Our lead product, RUCONEST® is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema, or HAE, attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network.
We are also developing rhC1INH for subsequent indications, including pre-eclampsia, acute kidney injury and we also investigating the clinical efficacy of rhC1INH in COVID-19.
In addition, we are studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the United States and Europe.

Furthermore, we are also leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies most notably for Pompe disease, which program is currently in the preclinical stage.

Forward-looking Statements
This press release contains forward-looking statements, including with respect to timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming’s 2019 Annual Report and its report for the nine months ended 30 September 2020, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Sijmen de Vries, CEO: T: +31 71 524 7400
Susanne Embleton, Investor Relations Manager: T: +31 71 524 7400 E: investor@pharming.com
FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Mary Whittow
T: +44 203 727 1000
LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

Conference call dial-in information
Please note, the Company will only take questions from dial-in attendees.
Netherlands (Local) 085 888 7233

United Kingdom 0800 640 6441

United Kingdom (Local) 020 3936 2999

All other locations +44 20 3936 2999

Access code: 353835

Webcast Link:
https://webcast.openbriefing.com/pharming040321/

Chief Executive Officer’s Review
Continued delivery against the Company's growth strategy
Since its inception in 1988, Pharming Group has been focused on developing ground-breaking new therapies for the safe, effective treatment of rare diseases where there remains an unmet medical need. By applying our patented transgenic technology platform, we can develop difficult to reproduce, highly glycosylated, recombinant human proteins.
Our first commercialized product from this platform, RUCONEST®, is a recombinant human C1 esterase inhibitor (rhC1INH). RUCONEST® is approved for the treatment of acute hereditary angioedema (HAE). This drug has been launched in over 40 countries, including across Europe and the US, where the Company has developed its own sales force, allowing patients access to a medicine to manage their acute HAE attacks which in some cases, if left untreated, can be life-threatening. The successful commercialization of RUCONEST® has also enabled Pharming to become a profitable, cash generative biopharma company, fueling its own growth.
Pharming remains focused on its three-pillar strategy. Namely;
i.Continued sales growth of RUCONEST® through further country launches and increasing market share in acute HAE attack treatment;
ii.Indication expansion for rhC1INH and clinical development and commercialization of new recombinant human proteins using our platform technology, and;
iii.In-licensing or acquisition of drug candidates that are in the late-stages of clinical development and that can potentially leverage our commercial infrastructure.
We are delivering on this strategy. We continue to grow the number of patients benefiting from RUCONEST® in both the US and the EU. After reacquiring the commercialization rights for the remaining EU countries from our former partner Swedish Orphan Biovitrum AB (Sobi), we are continuing to make RUCONEST® available in additional EU markets. Building our presence and infrastructure in additional EU markets will also facilitate the future roll-out in the EU of leniolisib, if approved.
We remain committed to advancing our pipeline through the clinical development of rhC1INH for the treatment of pre-eclampsia, acute kidney injury and severe pneumonia as a result of COVID-19 infections. We are also focused on progressing the next candidate from our technology platform; our proprietary enzyme replacement therapy ("ERT") a-glucosidase for the treatment of Pompe's disease through to an Investigational New Drug application.
Finally, following our 2019 in-licensing from Novartis, we continue to develop leniolisib for the treatment of activated phosphoinositide 3-kinase delta syndrome (APDS), an ultra-rare immune deficiency, which we expect to be able to launch, if approved, during 2H 2022. Leniolisib has been granted an orphan drug designation in both the EU and US.

Dedicated team ensuring growth during COVID-19 pandemic
In 2020, individuals, communities and companies faced unprecedented challenges globally as a direct result of the COVID-19 pandemic. Throughout the year, Pharming continued to comply with international guidance and requirements across its operations to prioritize the health and safety of its employees, which has continued into 2021.

Whilst we have experienced an impact on our sales and marketing activities, an initial halt in clinical development across our existing pipeline, and supply chain disruptions for manufacturing consumables, the tenacity, dedication, discipline, creativity and focus of our staff has ensured we delivered another year of financial and operational growth. We can confirm, to date, there has been no impact on the upscaling or continued production of RUCONEST®, as well as no impact on the availability or distribution of RUCONEST® to HAE patients as a result of the pandemic.

Building on solid foundations to enhance and accelerate long-term value creation
At the beginning of the year, in January 2020, the Company successfully placed a €125 million of senior unsecured convertible bonds due 2025 (the “Bonds”). The net proceeds of the issue of the Bonds were used to redeem the US$51.1 million loan with Orbimed Advisors in full, thereby reducing the Company’s financing costs and extending its debt maturity through the period to the potential approval of most of the Company’s existing pipeline. The balance of the net proceeds will be used to support capital expenditure in relation to the expansion of the commercialization and manufacturing infrastructure of the Company, serve as funding for the launch of leniolisib and for additional acquisitions/in licensing opportunities.
As sales of RUCONEST® continue to grow and we continue to study rhC1INH for future potential additional indications, our need for an enlarged and secure supply chain becomes ever more crucial. Therefore, we continue to invest in de-risking and upscaling of production capacity. In Q1 2020, we received validation from both the European Medicines Agency (EMA) and US Food and Drug Administration (FDA) for our second starting material production facility. In the meantime, a third facility is under construction and a fourth facility is in the planning stage. Finally, in November 2020, we signed an agreement for the construction of a new facility to expand the Company’s in-house processing capacity for rhC1INH, including the purification, filtration and concentration of starting material.
Pharming concluded the year with a successful secondary listing in the US. On 22 December 2020, we announced that our American Depositary Shares were admitted for listing on the Nasdaq Global Market in the US under the symbol "PHAR" and started trading the next day. We believe this dual listing will enable us to accelerate our growth strategy to deliver significant value to our patients and other stakeholders through enhancing access to a much deeper pool of specialist biotech and life science investors and provides us with a US based currency for financing the acquisition of additional late stage assets.

Regulatory and clinical development progress despite impact of COVID-19
During the year, recruitment for our clinical development programs, as with most companies in our sector, was impacted by the COVID-19 pandemic. In addition, we have faced and overcome a number of challenges with regards to the continued availability of consumables necessary for manufacturing, QC testing and testing of patients in clinical trials as a result of global disruptions in the supply chain of such materials. These disruptions originated from the impact of the first wave of the pandemic. However, as the pandemic has progressed, we have seen increased competition and disruption of these supply chains as a result of significant manufacturing demand for COVID-19 tests and vaccinations. As recruitment and supply chain disruptions continue to occur, we could expect further delays in our clinical trial programs.
Our clinical trial for pre-eclampsia remains halted, as does our clinical trial for acute kidney injury, which was halted immediately before commencement. Following the restart of recruitment for our leniolisib program, after an initial halt, we continue to expect the potential launch in late H2 2022, subject to regulatory approval and continued impact and further disruptions caused by the COVID-19 pandemic.
Despite this impact, we have made regulatory progress, with an indication extension for RUCONEST® and orphan drug designation for leniolisib, as well as a new clinical trial initiated in patients with COVID-19. In April 2020, Pharming received European Commission (EC) approval to treat acute HAE attacks in children with RUCONEST®. This followed the positive opinion and recommendation from the EMA’s Committee for Medicinal Products for Human Use on the extension of the indication for RUCONEST® received in March 2020. In addition, in October 2020, the EC has granted orphan drug designation for leniolisib for the treatment of APDS, based on a positive opinion from the EMA’s Committee for Orphan Medicinal Products.
Also in April 2020, Pharming announced results from five patients with confirmed SARS-CoV-2 infections hospitalized with related severe pneumonia that were treated with RUCONEST® under a compassionate use program, led by Dr. Michael Osthoff at the University Hospital Basel, Switzerland. These results were subsequently published in the peer-reviewed journal, Frontiers in Immunology. Following these results, in August 2020, Pharming announced the initiation of an investigator-sponsored, multinational, multi-center study into the use of RUCONEST® in the prevention of severe SARS-CoV-2 infections in patients hospitalized with related severe pneumonia. The clinical trial continues to recruit patients in centers across Switzerland and in centers in Brazil and Mexico. In December 2020, Pharming initiated a second clinical trial for the same indication, albeit with a different dosing regimen, at the Valley Hospital in Ridgewood, New Jersey in the US. This clinical trial continues to recruit patients.

Board and Management changes
Prior to December 2020, we had a two-tier Board structure, consisting of a Board of Management, supervised by a separate Board of Supervisory Directors. In connection with the listing of our American Depositary Shares (ADS) on Nasdaq, we converted our two-tier Board structure into a one-tier Board structure, with a single Board of Directors consisting of an Executive Director and Non-Executive Directors.
In March 2020, we announced Chief Financial Officer (CFO), Robin Wright, would not be seeking re-election as a member of the then Board of Management and therefore as CFO at the General Meeting of Shareholders. As a result, Robin left Pharming in May 2020. In November 2020, Jeroen Wakkerman was appointed CFO. Jeroen is an experienced CFO and financial director in multinational companies. He has a proven track record and brings more than ten years of financial and business development experience in diverse sectors. His appointment bolsters our senior management skills and experience base as we continue to execute our growth strategy. We are delighted to have him as a member of the newly formed Executive Committee.
In May 2020, the Company announced the nomination of Barbara Yanni and Mark Pykett to the Board of Supervisory Directors. They were both appointed as new Non-Executive Directors and joined the new Board of Directors following the corporate reorganization. In addition, Deborah Jorn succeeded Juergen Ernst as Vice-Chair of the Board following his retirement in November 2020. Lastly, as part of the corporate reorganization, our new Executive Committee is now comprised of: Anne-Marie de Groot as Chief Ethics and Compliance Officer, Bruno Giannetti as Chief Medical Officer, Jeroen Wakkerman as Chief Financial Officer, Mireille Sanders as Chief Operations Officer and Stephen Toor as Chief Commercial Officer and General Manager Americas.

Leiden, 4 March 2021
Sijmen de Vries
President and Chief Executive Officer

Financial Review

Amounts in €m except per share data	2020	2019	% Change
Consolidated Income Statement
Revenues	185.7	169.0	9.9%
Gross profit	165.1	147.7	11.8%
Operating profit	67.4	60.9	10.7%
Finance cost, net	(28.5)	(14.4)	96.9%
Income tax expense	(6.6)	(10.5)	(36.9%)
Profit for the year	32.7	36.2	(9.8%)
Consolidated Balance Sheet
Cash and cash equivalents (including restricted cash)	168.3	68.6	145.3%
Share Information
Basic earnings per share (€)	0.051	0.058	(12.1%)
Fully-diluted earnings per share (€)	0.048	0.054	(11.1%)
In 2020, Pharming increased revenues by 9.9% to €185.7 million and delivered even stronger operating profit growth of 10.7%. Net profit decreased by -9.8% to €32.7million due to an increase in finance costs, mainly from negative currency effects. Cash increased significantly due to strong operating cash flow and the proceeds from a convertible bond issue. This section will further elaborate on Pharming's financial performance in 2020.
Revenues and Gross Profit
Revenues increased by €16.7 million, or 9.9%, from €169.0 million for the year ended 31 December 2019 to €185.7 million for the year ended 31 December 2020. The increase was primarily a result of our increased sales of RUCONEST® in the US market, which increased from €162.7 million in the year ended 31 December 2019 to €177.4 million in the year ended 31 December 2020.
Revenues in Europe and RoW increased by 69% from €4.9 million for the year ended 31 December 2019 to €8.3 million for the year ended 31 December 2020. This increase was primarily caused by the Company continuing to build out its EU commercial infrastructure and expanding into new territories following the re-acquisition of EU rights for RUCONEST® from Sobi in December 2019.
Cost of sales for the year ended 31 December 2020 amounted to €20.6 million (for the year ended 31 December 2019 this was €21.4 million).
Gross profit increased €17.4 million, or 11.8%, from €147.7 million for the year ended 31 December 2019 to €165.1 million for the year ended 31 December 2020. The main reasons for this gain were the increased sales in the US and EU, coupled with the improvements leading to better cost of goods.
Other Operating Costs and Operating Profit
Other operating costs increased to €99.3 million for the year ended 31 December 2020 from €87.2 million for the year ended 31 December 2019. The increase is a result of the increased sales activities in the US, increased research and development costs for both our current product as the new pipeline and increased general and administrative costs amongst others due to higher headcount.
Operating profit improved strongly to a profit of €67.4 million in 2020 from €60.9 million in 2019, an increase of 10.7% in spite of considerable increases in clinical and R&D activity, mainly due to the strong sales growth in major markets and efficient production of RUCONEST®.
Finance cost
Other finance income decreased by approximately €0.4 million, from €1.0 million for the year ended 31 December 2019 to €0.6 million for the year ended 31 December 2020, as a result of decreased interest on cash balances due to lower interest rates in the US.
Other finance expenses increased by €13.9 million, or 91.0%, from €15.3 million for the year ended 31 December 2019 to €29.2 million for the year ended 31 December 2020. This increase was primarily due to the significant decrease in the US dollar versus the Euro during 2020. Significant negative currency effects (€12.6 million) were incurred on the cash reserves invested in US government securities.
In addition, the interest expenses on loans and borrowings declined significantly due to repayment of the Orbimed loan facility in January 2020, resulting in a decrease of €7.1 million during the year ended 31 December 2020.
Finally, the Company incurred interest expenses on the convertible bonds, being issued during January 2020. The Company offered €125 million of five-year convertible bonds. The bonds were more than three times oversubscribed in a book building exercise conducted by J.P. Morgan, the sole book runner, and the offer closed within a few hours. The Bonds were offered via an accelerated book building process through a private placement to institutional investors outside the United States of America, Australia, South Africa and Japan only. The net proceeds of the issue of the bonds were used to redeem the loan of Orbimed Advisors in full, with a settlement payment of $55.6 million (€50.1 million). On repayment of the loan, the Company had to pay an exit fee of 5% (€3.8 million). The remaining balance of the net proceeds will be used to support capital expenditure in relation to the expansion of the Company’s commercialization and manufacturing infrastructure and also serve as a funding for the launch of leniolisib, if approved, as well as for additional acquisitions / in-licensing opportunities.
Income tax expense
Income tax expense decreased €3.9 million -36.9% from €10.5 million for the year ended 31 December 2019 to €6.6 million for the year ended 31 December 2020. The decrease in tax expense of €3.9 million is mainly due to the reduced profit before tax (€1.9 million), the federal and state tax true up (€1.5m), foreign tax rate differential (€0.2m) and other smaller differences (€0.3m).
Profit for the year
Total net profit in 2020 of €32.7 million represented a decrease of 9.8% over 2019 (€36.2 million). The decrease was despite an increase in operating profit and reflects the increase in finance cost. This increase in finance cost was caused by negative currency effects (€16.8 million) incurred on the cash reserves invested in US government securities and on the inflow of US dollars from revenues, as well as costs in relation to the repayment of the Orbimed loan facility (€ 3.8 million). This was partly offset by lower interest expenses (€7.1 million) following this same loan facility repayment.
Intangible assets
In 2020, intangible assets increased, mainly as a result of the payment of €7.5 million related to the re-acquisition of the EU commercial rights, formerly owned by Swedish Orphan Biovitrum AB (Sobi). As part of this acquisition, the Company acquired multiple items which are considered as one intangible asset. When assessing the economic lifetime of the intangible asset on an economical basis, the Company’s intention and expectation is to obtain benefits from the asset until the end of the expected profitable lifespan of the license product. The future economic benefits from the intangible assets are expected to flow to the entity for a period of 12 years. As such, the useful life is determined for 12 years and the intangible assets will be amortized over the useful life on a straight-line basis.
Property, plant and equipment
Property, plant and equipment increased from €8.6 million for the year ended 31 December 2019 to €10.0 million for the year ended 31 December 2020, largely due to investment of €4.1 million, mainly in operational facilities, research and development facilities and laboratory equipment (2019: €2.4 million). The investments were partly off-set by depreciation charges.
Inventories
Inventories increased from €14.5 million for the year ended 31 December, 2019 to €17.2 million for the year ended 31 December 2020, largely due to an increase in work in progress inventory anticipating sales growth.
Cash and cash equivalents
Cash and cash equivalents, together with restricted cash increased to €168.3 million at the year end, compared with €68.6 million for the year ended 31 December 2019. This increase is due to strong cash flow from operating activities of €74.0 million and net proceeds of €122.7 million from the issue of a convertible bond, which were partly offset by the €50.1 million repayment of loans and the significant negative currency effects on cash of €12.6 million.
Equity
The equity position improved 39.8% from €104.7 million for the year ended 31 December 2019 to €146.3 million for the year ended 31 December 2020, mainly due to the changes in the net result achieved by the Company.

Outlook
For the remainder of 2021, the Company expects:
•Continued growth in revenues from sales of RUCONEST®, mainly driven by the US and expanded EU operations, subject to the progression of the COVID-19 pandemic, with quarterly fluctuations in revenues expected, as a result of the ongoing effects of the pandemic on access to customers and phasing of ordering patterns.
•Maintenance of positive net earnings during the year, we therefore do not expect to require additional financing to maintain the current business.
•Investments in acquisitions and in-licensing of new development opportunities and assets, as these occur.
•Continued investment in the expansion of production of RUCONEST® and production of leniolisib
•Investment in pre-marketing activities for leniolisib and the continuing registration-enabling study for leniolisib for APDS, as well as our ongoing clinical trials for rhC1INH and other development activities.
•Continued close monitoring of the ongoing COVID-19 pandemic and the potential impact on the business.
No further specific financial guidance for 2021 is provided.
As previously announced, as of 1 January 2021, the Company changed its reporting currency from Euro to US dollar.

Pharming Group N.V.
Condensed Consolidated Financial Statements (unaudited)
For the period ended 31 December 2020
•Condensed consolidated statement of profit or loss
•Condensed consolidated statement of comprehensive income
•Condensed consolidated balance sheet
•Condensed consolidated statement of changes in equity
•Condensed consolidated statement of cash flow

Appendix: Main condensed consolidated Financial Statements reported in US dollars
(This appendix is not part of the Condensed Consolidated Financial Statements)
•Condensed consolidated statement of profit or loss in US Dollar
•Condensed consolidated statement balance sheet in US Dollar
•Condensed consolidated statement of cash flows in US Dollar

Condensed Consolidated Statement of Profit or Loss
For the year ended 31 December 2020

Amounts in € ‘000	2020	2019
Revenues	185,694	169,022
Costs of sales	(20,601)	(21,355)
Gross profit	165,093	147,667
Other income	1,601	435
Research and development	(33,712)	(28,368)
General and administrative	(20,487)	(18,913)
Marketing and sales	(45,074)	(39,914)
Other Operating Costs	(99,273)	(87,195)
Operating profit	67,421	60,907
Fair value gain (loss) on revaluation derivatives	60	(209)
Other finance income	626	1,011
Other finance expenses	(29,151)	(15,259)
Finance cost, net	(28,465)	(14,457)
Share of net profits in associates using the equity method	317	229
Profit before tax	39,273	46,679
Income tax expense	(6,619)	(10,484)
Profit for the year	32,654	36,195
Basic earnings per share (€)	0.051	0.058
Diluted earnings per share (€)	0.048	0.054

Condensed Consolidated Statement of Comprehensive Income
For the year ended 31 December 2020

Amounts in € ‘000	2020	2019
Profit for the year	32,654	36,195
Currency translation differences	(17)	(39)
Items that may be subsequently reclassified to profit or loss	(17)	(39)
Other comprehensive income (loss), net of tax	(17)	(39)
Total comprehensive income for the year	32,637	36,156

Condensed Consolidated Balance Sheet
For the year ended 31 December 2020

Amounts in € ‘000	2020	2019
Non-current assets
Intangible assets	76,615	70,809
Property, plant and equipment	9,956	8,553
Right-of-use assets	7,676	5,979
Deferred tax assets	22,829	28,590
Investment accounted for using the equity method	5,796	5,508
Restricted cash	415	2,268
Total non-current assets	123,287	121,707
Current assets
Inventories	17,229	14,467
Trade and other receivables	29,236	25,737
Restricted cash	810	—
Cash and cash equivalents	167,068	66,299
Total current assets	214,343	106,503
Total assets	337,630	228,210

Equity
Share capital	6,388	6,313
Share premium	396,799	392,266
Legal reserves	4,341	3,718
Accumulated deficit	(261,189)	(297,618)
Shareholders’ equity	146,339	104,679
Non-current liabilities
Convertible bonds	121,927	—
Lease liabilities	6,702	4,363
Other financial liabilities	173	17,282
Total non-current liabilities	128,802	21,645
Current liabilities
Convertible bonds	1,661	—
Loans and borrowings	—	45,590
Derivative financial liabilities	147	268
Trade and other payables	38,726	36,247
Lease liabilities	1,598	1,946
Other financial liabilities	20,357	17,835
Total current liabilities	62,489	101,886
Total equity and liabilities	337,630	228,210

Condensed Consolidated Statement of Changes in Equity
For the year ended 31 December 2020

Amounts in € ‘000	Number of shares (in '000)	Share capital	Share premium
Balance at January 1, 2019	621,501	6,215	387,525
Profit for the year		—	—
Other comprehensive income (loss) for the year		—	—
Total comprehensive income (loss) for the year		—	—
Legal reserves	—	—	—
Share-based compensation	—	—	—
Bonuses settled in shares	6	—	6
Shares issued for cash/ conversion of bonds	1,662	17	228
Warrants exercised/ issued	240	2	234
Options exercised	7,914	79	4,273
Total transactions with owners, recognised directly in equity	9,822	98	4,741
Balance at December 31, 2019	631,323	6,313	392,266
Profit for the year		—	—
Other comprehensive income (loss) for the year		—	—
Total comprehensive income (loss) for the year		—	—
Legal reserves	—	—	—
Share-based compensation	—	—	—
Bonuses settled in shares	34	0	45
Value conversion rights of convertible bonds	—	—	—
Warrants exercised	60	1	78
Options exercised	7,404	74	4,410
Total transactions with owners, recognised directly in equity	7,498	75	4,533
Balance at December 31, 2020	638,821	6,388	396,799

Condensed Consolidated Statement of Changes in Equity
For the year ended 31 December 2020

Amounts in € ‘000		Legal reserves		Accumulated deficit	Total equity
	Reserve participating interest	Capitalized development cost	Translation reserve
Balance at January 1, 2019	—	2,237	(590)	(333,636)	61,751
Profit for the year	—	—		36,195	36,195
Other comprehensive income (loss) for the year	—		(39)	—	(39)
Total comprehensive income (loss) for the year	—	—	(39)	36,195	36,156
Legal reserves	—	2,110	—	(2,110)	—
Share-based compensation	—	—	—	3,825	3,825
Bonuses settled in shares	—	—	—	—	6
Shares issued for cash/ conversion of bonds	—	—	—	(245)	—
Warrants exercised/ issued	—	—	—	—	236
Options exercised	—	—	—	(1,647)	2,705
Total transactions with owners, recognised directly in equity	—	2,110	—	(177)	6,772
Balance at December 31, 2019	—	4,347	(629)	(297,618)	104,679
Profit for the year	—	—	—	32,654	32,654
Other comprehensive income (loss) for the year	—	—	(17)	—	(17)
Total comprehensive income (loss) for the year	—	—	(17)	32,654	32,637
Legal reserves	544	96	—	(640)	—
Share-based compensation	—	—	—	5,130	5,130
Bonuses settled in shares	—	—	—	—	45
Value conversion rights of convertible bonds	—	—	—	1,405	1,405
Warrants exercised	—	—	—	—	79
Options exercised	—	—	—	(2,120)	2,364
Total transactions with owners, recognised directly in equity	544	96	—	3,775	9,023
Balance at December 31, 2020	544	4,443	(646)	(261,189)	146,339

Condensed Consolidated Statement of Cash Flow
For the year ended 31 December 2020

Amounts in €’000	2020	2019
Profit before tax	39,273	46,679
Non-cash adjustments:
Depreciation, amortisation, impairment	7,276	5,177
Equity settled share based payments	5,130	3,825
Fair value gain (loss) loss on revaluation of derivatives	(60)	209
Other finance income	(624)	(1,011)
Other finance expenses	29,151	15,259
Share of net profits in associates using the equity method	(317)	(229)
Other	(1,422)	(39)
Operating cash flows before changes in working capital	78,407	69,870

Changes in working capital:
Inventories	(2,762)	3,067
Trade and other receivables	(3,499)	(8,492)
Payables and other current liabilities	2,479	8,677
Restricted cash	1,043	(1,064)
Release contract liabilities	—	(1,467)
Total changes in working capital	(2,739)	721

Interest received	626	1,011
Income taxes paid	(2,326)	(5,098)

Net cash flows generated from (used in) operating activities	73,968	66,504
Capital expenditure for property, plant and equipment	(4,076)	(2,362)
Investment intangible assets	(7,929)	(1,650)
Investment associate	(288)	(2,503)
Acquisition of license	(1,385)	(18,702)
Net cash flows used in investing activities	(13,678)	(25,217)
Repayment on loans and borrowings	(50,088)	(31,406)
Payment on contingent consideration	(18,136)	(17,634)
Payment of lease liabilities	(1,913)	(1,967)
Proceeds of issued convertible bond	125,000	—
Transaction costs related to issued convertible bond	(2,318)	—
Interests on loans	(1,875)	(8,418)
Proceeds of equity and warrants	2,443	2,778
Net cash flows generated from (used in) financing activities	53,113	(56,647)

Increase (decrease) of cash	113,403	(15,360)
Exchange rate effects	(12,634)	1,348

Cash and cash equivalents at 1 January	66,299	80,311

Total cash and cash equivalents at December 31	167,068	66,299

Appendix: Main Condensed Consolidated Financial Statements reported in US dollars
These statements are not part of the original Financial Statements. The original condensed Financial Statements are reported in euros. In case of differences of interpretation between the condensed Financial Statements in US dollars and the condensed Financial Statements in euros, the condensed Financial Statements in euros will prevail.

Exchange rates (USD:EUR) used:
Statement of income YTD 2019	1.1205
Statement of income YTD 2020	1.1426
Balance sheet at December 2019	1.1214
Balance sheet at December 2020	1.2280
Cash flow YTD 2019	1.1205
Cash flow YTD 2020	1.1426
Cash balance as per 1 January 2019	1.1439
Cash balance as per 31 December 2019	1.1214
Cash balance as per 1 January 2020	1.1214
Cash balance as per 31 December 2020	1.2280

Condensed Consolidated Statement of Profit or Loss in US Dollars
For the year ended 31 December 2020

Amounts in $ ‘000	2020	2019
Revenues	212,174	189,389
Costs of sales	(23,539)	(23,928)
Gross profit	188,635	165,461
Other income	1,829	487
Research and development	(38,519)	(36,909)
General and administrative	(23,408)	(16,069)
Marketing and sales	(51,502)	(44,724)
Other Operating Costs	(113,429)	(97,702)
Operating profit	77,035	68,246
Fair value loss on revaluation derivatives	69	(234)
Other finance income	715	1,133
Other finance expenses	(33,308)	(17,098)
Finance cost, net	(32,524)	(16,199)
Share of net profits in associates using the equity method	362	257
Profit before tax	44,873	52,304
Income tax expense	(7,563)	(11,748)
Profit for the year	37,310	40,556
Basic earnings per share ($)	0.058	0.065
Diluted earnings per share ($)	0.054	0.061

Condensed Consolidated Balance Sheet in US Dollars
For the year ended 31 December 2020

Amounts in $ ‘000	2020	2019
Non-current assets
Intangible assets	94,083	79,405
Property, plant and equipment	12,226	9,591
Right-of-use assets	9,426	6,705
Deferred tax assets	28,034	32,061
Investment accounted for using the equity method	7,117	6,177
Restricted cash	510	2,543
Total non-current assets	151,396	136,482
Current assets
Inventories	21,157	16,223
Trade and other receivables	35,902	28,862
Restricted cash	995	-
Cash and cash equivalents	205,160	74,348
Total current assets	263,214	119,433
Total assets	414,610	255,915

Equity
Share capital	7,844	7,079
Share premium	487,269	439,887
Legal reserves	5,331	4,169
Accumulated deficit	(320,740)	(333,749)
Shareholders’ equity	179,704	117,387
Non-current liabilities
Convertible bonds	149,726	-
Lease liabilities	8,230	4,893
Other financial liabilities	212	19,380
Total non-current liabilities	158,168	24,273
Current liabilities
Convertible bonds	2,040	-
Loans and borrowings	-	51,125
Derivative financial liabilities	181	301
Trade and other payables	47,556	40,647
Lease liabilities	1,962	2,182
Other financial liabilities	24,999	20,000
Total current liabilities	76,738	114,255
Total equity and liabilities	414,610	255,915

Condensed Consolidated Statement of Cash flows in US Dollars
For the year ended 31 December 2020

Amounts in $’000	2020	2019
Profit before tax	44,873	52,304
Non-cash adjustments:
Depreciation, amortisation, impairment	8,314	5,801
Equity settled share based payments	5,862	4,286
Fair value gain (loss) loss on revaluation of derivatives	(69)	234
Other finance income	(713)	(1,133)
Other finance expenses	33,308	17,098
Share of net profits in associates using the equity method	(362)	(257)
Other	(1,625)	(44)
Operating cash flows before changes in working capital	89,588	78,289

Changes in working capital:
Inventories	(3,156)	3,437
Trade and other receivables	(3,998)	(9,515)
Payables and other current liabilities	2,833	9,723
Restricted cash	1,192	(1,192)
Release contract liabilities	-	(1,644)
Total changes in working capital	(3,130)	808

Interest received	715	1,133
Income taxes paid	(2,658)	(5,712)

Net cash flows generated from (used in) operating activities	84,515	74,518
Capital expenditure for property, plant and equipment	(4,657)	(2,647)
Investment intangible assets	(9,060)	(1,849)
Investment associate	(329)	(2,805)
Acquisition of license	(1,582)	(20,956)
Net cash flows used in investing activities	(15,628	(28,256)
Repayment on loans and borrowings	(57,231)	(35,190)
Payment on contingent consideration	(20,722)	(19,759)
Payment of lease liabilities	(2,186)	(2,204)
Proceeds of issued convertible bonds	142,825	-
Transaction costs related to issued convertible bond	(2,649)	-
Interests on loans	(2,141)	(9,432)
Proceeds of equity and warrants	2,791	3,113
Net cash flows generated from (used in) financing activities	60,687	(63,473)

Increase (decrease) of cash	129,574	(17,211)
Exchange rate effects	1,238	(309)

Cash and cash equivalents at 1 January	74,348	91,868

Total cash and cash equivalents at 31 December	205,160	74,348

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